UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2013 THIRD-QUARTER AND FIRST NINE-MONTH RESULTS

	Second Quarter				YTD
	2013	2012	Reported ?%	Excluding M&A Effects ?%(5)	2013	2012	Reported ?%	Excluding M&A Effects ?%(5)
Total Revenues	37,494	36,193	3.6%	0.4%	109,737	106,202	3.3%	0.9%
Gross Profit	17,575	16,986	3.5%		51,512	48,983	5.2%
Operating Income	5,063	5,487	-7.7%	-8.9%	14,500	14,545	-0.3%	-1.9%
Net Income Attributable to Equity Holders of the Company	2,954	3,543	-16.6%		8,292	8,923	-7.1%
Operative cash flow(1)	6,811	6,990	-2.6%	-4.4%	19,576	19,012	3.0%	1.0%

Net Debt (2)	20,825	6,680	211.8%

Net Debt / Operative cash flow (3)	0.74	0.36
Operative cash flow/ Interest Expense, net (3)	15.28	18.46
Earnings per Share(3)	6.05	6.12
Capitalization (4)	30.0%	17.5%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + equity)
(5) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

      Reported total revenues reached Ps. 37,494 million in the third quarter of 2013, an increase of 3.6% as compared to the third quarter of 2012. Excluding the integration of Grupo Yoli (“Yoli”) in our Mexican territories and Companhia Fluminense de Refrigerantes (“Fluminense”) in our Brazilian operation, total revenues increased despite a negative translation effect resulting from the devaluation of the currencies in our South America division. On a currency neutral basis and excluding the non-comparable effect of the integrations, total revenues grew 14.8%.

      Reported consolidated operating income reached Ps. 5,063 million in the third quarter of 2013, reaching an operating margin of 13.5%.

      Reported consolidated net controlling interest income reached Ps. 2,954 million in the third quarter of 2013.

Mexico City (October 24, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the third quarter of 2013.

"In the face of a continued tough consumer environment mainly in Mexico and Brazil, our geographically balanced portfolio of franchises delivered mid-single digit volume growth, including the integration of Grupo Yoli in Mexico and Fluminense in Brazil. Our company continues to diversify and strengthen our competitive position with the acquisition of Spaipa in Brazil, while reinforcing our positive long term view of the country. We welcome the talented team of professionals from Fluminense, who will certainly contribute to the future success of our company. Now, we will enjoy the privilege of serving close to 340 million consumers across nine Latin American countries and the Philippines. We are confident that the investments we have made throughout our territories this year will enable us to capitalize on future growth opportunities," said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

October 24, 2013	Page 1

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of July, 2013 through September, 2013.

Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported total revenues increased 3.6% to Ps. 37,494 million in the third quarter of 2013, compared to the third quarter of 2012. This growth was mainly driven by the Mexico & Central America division, including the integration of Yoli in our Mexican territories, the performance of Venezuela and Argentina in our South America division, and the integration of Fluminense in our Brazilian operation.(1)(2) Excluding the recently merged territories in Mexico and Brazil,(1)(2) total revenues increased 0.4%. On a currency neutral basis and excluding the integrations,(1)(2) total revenues grew 14.8%, driven by average price per unit case growth in almost every territory and volume growth mainly in Venezuela, Argentina, Colombia and Central America.

Reported total sales volume increased 4.7% to reach 795.4 million unit cases in the third quarter of 2013 as compared to the same period in 2012. Excluding the integration of Yoli in Mexico and Fluminense in Brazil,(1)(2) volumes increased 1.3% to reach 769.4 million unit cases. On the same basis, our sparkling beverage category grew 0.8%, driven by 2% growth in brand Coca-Cola. The still beverage category grew 9.1%, mainly driven by the performance of the Jugos del Valle line of business, Powerade  and FUZE Tea across our territories. In addition, our bottled water portfolio grew 8.5%. These increases compensated for a 2.1% decline in our bulk water business.

Our reported gross profit increased 3.5% to Ps. 17,575 million in the third quarter of 2013, as compared to the third quarter of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso,(3) were compensated by the depreciation of the average exchange rate of the Venezuelan bolivar,(3) the Argentine peso,(3) the Brazilian real(3) and the Colombian peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin remained flat as compared to the third quarter of 2012, reaching 46.9%.

Our reported operating income decreased 7.7% to Ps. 5,063 million in the third quarter of 2013 and our reported operating margin reached 13.5%. Excluding the integration of the new territories in Mexico and Brazil,(1)(2) operating income was Ps. 4,998 million, representing an operating margin of 13.8%. In local currency and excluding the non-comparable effect of Yoli and Fluminense,(1)(2) operating expenses increased mainly as a result of higher labor and freight costs across the South America division and continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

During the third quarter of 2013, the other operative expenses, net line registered a gain of Ps. 22 million. Additionally, the operative equity method line recorded a loss of Ps. 28 million, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., which volume performance was negatively affected by typhoons during the quarter. This loss was compensated by a gain in the participation of our joint-ventures in Brazil and Estrella Azul in Panama.

Our comprehensive financing result in the third quarter of 2013 recorded an expense of Ps. 457 million as compared to an expense of Ps. 20 million in the same period of 2012. This increase was mainly driven by higher interest expenses due to a larger debt position and a foreign exchange loss originated by the quarterly appreciation of the Mexican peso as applied to our U.S. dollar-denominated cash position.

During the third quarter of 2013, income tax, as a percentage of income before taxes, was 34.7% as compared to 31.8% in the same period of 2012. The difference was mainly driven by the inflationary adjustment registered in our Venezuelan operation and a non-recurring charge recorded in our Colombian subsidiary during the quarter.

Our reported consolidated net controlling interest income reached Ps. 2,954 million in the third quarter of 2013. Earnings per share (EPS) in the third quarter of 2013 were Ps. 1.43 (Ps. 14.25 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)   Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of July, 2013 through September, 2013.

(2)   Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September, 2013.

(3)   See page 12 for average and end of period exchange rates for the third quarter of 2013.

October 24, 2013	Page 2

As of September 30, 2013, we had a cash balance of Ps. 23,765 million, including US$ 566 million denominated in U.S. dollars, an increase of Ps. 531 million compared to December 31, 2012. During August, 2013 we assumed a US$ 500 million bilateral loan in connection with the Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) acquisition in Brazil. In May, 2013, we issued Ps. 7,500 million in 10-year Certificados Bursátiles at a fixed rate in Mexican pesos of 5.46%.

As of September 30, 2013, total short-term debt was Ps. 8,524 million and long-term debt was Ps. 36,066 million. Total debt increased by Ps. 14,676 million, compared to year end 2012. Net debt increased Ps. 14,145 million compared to year end 2012, as a result of the cash outflows related to the acquisitions of Companhia Fluminense de Refrigerantes in Brazil, Coca-Cola Bottlers Philippines, Inc. and Grupo Yoli, in addition to the payment of the first installment of the 2012 dividend. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$1,152 million.(1)

The weighted average cost of debt for the quarter was 5.2%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	46.0%	11.1%
U.S. dollars	33.6%	68.1%
Colombian pesos	3.3%	100.0%
Brazilian reals	14.8%	95.0%
Argentine pesos	2.3%	7.3%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	9.3%	13.5%	19.5%	20.3%	0.1%	37.3%

October 24, 2013	Page 3

Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of July, 2013 through September, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Revenues

Reported total revenues from our Mexico & Central America division increased 6.1% to Ps. 17,935 million in the third quarter of 2013, as compared to the same period in 2012, supported by the integration of Yoli in our Mexican operations.(1) Excluding the integration of Yoli in Mexico,(1) total revenues grew 0.7%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio, implemented over the past several months, accounted for incremental revenues. On a currency neutral basis and excluding Yoli in Mexico,(1) total revenues increased 1.0%.

Reported total sales volume increased 3.4% to 494.3 million unit cases in the third quarter of 2013, as compared to the third quarter of 2012. Excluding the integration of Yoli,(1) volumes decreased 1.2% to 472.3 million unit cases. On the same basis, our bottled water portfolio grew 4.2%. Still beverages grew 2.7% mainly driven by the performance of del Valle Fresh and FUZE Tea in Central America, and the performance of Powerade  in the division. These increases partially compensated for a decrease of 1.5% in sparkling beverages and a 3.0% decline in the bulk water business.

Operating Income

Our reported gross profit increased 10.4% to Ps. 8,897 million in the third quarter of 2013 as compared to the same period in 2012. Reported gross margin reached 49.6% in the third quarter of 2013, an expansion of 190 basis points as compared with the same period of the previous year, as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income(3) increased 5.1% to Ps. 2,831 million in the third quarter of 2013, compared to Ps. 2,694 million in the same period of 2012. Our reported operating margin reached 15.8% in the third quarter of 2013. Excluding the non-comparable effect of Yoli in Mexico,(1) operating income was Ps. 2,752 million, representing an operating margin of 16.2%. On the same basis, operating expenses grew mainly due to continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

(1)   Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of July, 2013 through September, 2013.

(2)   See page 12 for average and end of period exchange rates for the third quarter of 2013.

(3)   For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico & Central America division.

October 24, 2013	Page 4

SOUTH AMERICA DIVISION (Colombia, Venezuela, Brazil and Argentina)

Coca-Cola FEMSA is including the results of Fluminense as of September, 2013 in our South America division’s operating results.

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 19,559 million in the third quarter of 2013, an increase of 1.4% as compared to the same period of 2012 mainly as a result of the integration of Fluminense in Brazil(1) during the quarter and despite the negative translation effect due to the devaluation of our division’s currencies.(2) Excluding beer, which accounted for Ps. 822 million during the quarter, revenues increased 2.2% to Ps. 18,737 million. Excluding the recent integration of Fluminense in Brazil,(1) total revenues grew 0.2%. On a currency neutral basis and excluding Fluminense,(1) total revenues increased 26.9% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Venezuela, Argentina and Colombia.

Reported total sales volume in our South America division increased 7.0% to 301.1 million unit cases in the third quarter of 2013 as compared to the same period of 2012, as a result of volume growth in Venezuela, Argentina and Colombia and the integration of Fluminense in Brazil.(1) Excluding Fluminense,(1) volume grew 5.6% to 297.1 million unit cases. On the same basis, sparkling beverages grew 4.2%, mainly driven by 6% growth of brand Coca-Cola, contributing close to 65% of incremental volumes. The still beverage category grew 19.9%, mainly driven by the Jugos del Valle line of business in Colombia and Venezuela, accounting for 20% of incremental volumes. Our water portfolio, including bulk water, grew 10.7%.

Operating Income

Reported gross profit reached Ps. 8,678 million, a decrease of 2.8% in the third quarter of 2013, as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Venezuelan bolivar,(2) the Argentine peso,(2) the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs, which compensated for lower cost of sweeteners across the division and lower cost of PET in Brazil. Reported gross margin reached 44.4% in the third quarter of 2013.

Our reported operating income decreased 20.1% to Ps. 2,232 million in the third quarter of 2013, compared to the same period of 2012, mainly due to the negative translation effect resulting from the devaluation of this division’s currencies. Reported operating expenses increased 4.2%. In local currency, operating expenses increased mainly as a result of higher labor and freight costs in the division and continued marketing investments to support our marketplace execution and bolster our returnable packaging base. Our reported operating margin was 11.4% in the third quarter of 2013.

(1)   Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September, 2013.

(2)   See page 12 for average and end of period exchange rates for the third quarter of 2013.

October 24, 2013	Page 5

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the months of June, 2013 through September, 2013.

Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported consolidated total revenues increased 3.3% to Ps. 109,737 million in the first nine months of 2013, as compared to the same period of 2012. Revenue growth of 6.9% in our Mexico & Central America division, including the new franchises in Mexico, coupled with growth in Venezuela and Argentina and the integration of Fluminense in Brazil,(1)(2) compensated for a negative translation effect in our South America division resulting from the devaluation of this division’s currencies.(3) Excluding the recently integrated territories in Mexico and Brazil,(1)(2) total revenues grew 0.9%. On a currency neutral basis and excluding the non-comparable effect of Foque, Yoli and Fluminense,(1)(2) total revenues grew 16.1%, in the first nine months of 2013.

Reported total sales volume increased 4.0% to 2,322.7 million unit cases in the first nine months of 2013, as compared to the same period in 2012. Excluding the integration of Foque and Yoli in Mexico and Fluminense in Brazil,(1)(2) volumes grew 1.0% to 2,255.0 million unit cases. On the same basis, the sparkling beverage category grew 0.5%, driven by growth in brand Coca-Cola. In addition, and excluding the newly merged territories, the still beverage category grew 8.0%, mainly driven by the performance of the Jugos del Valle line of business, FUZE Tea and Powerade  across our territories. Our bottled water portfolio grew 4.0%. These increases compensated for a decline of 2.3% in our bulk water business.

Our reported gross profit increased 5.2% to Ps. 51,512 million in the first nine months of 2013, as compared to the same period of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso,(3) compensated for the depreciation of the average exchange rate of the Venezuelan bolivar,(3) the Argentine peso,(3) the Brazilian real(3) and the Colombian peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an 80 basis points expansion as compared to the same period of 2012.

Our reported consolidated operating income remained almost flat at Ps. 14,500 million in the first nine months of 2013, as compared to the same period of 2012, driven by 16.5% operating income growth in our Mexico & Central America division, including the integration of Foque and Yoli in Mexico,(1)(2) which was compensated by a negative translation effect in our South America division, including the integration Fluminense in Brazil.(1)(2) Our reported operating margin was 13.2% for the first nine months of 2013. In local currency and excluding the non-comparable effect of the integrated franchises,(1)(2) operating expenses increased mainly as a result of (i) higher labor and freight costs in our South America division and (ii) continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During the first nine months of 2013, the other operative expenses, net line registered an expense of Ps. 216 million mainly due to (i) the effect of the devaluation of the Venezuelan bolivar(3) on our U.S. dollar-denominated accounts payable in that operation and (ii) certain restructuring expenses across our operations, including those registered in the recently merged franchises, which results are now fully comparable.

The operative equity method line recorded a gain of Ps. 121 million, mainly due to gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Leão Alimentos in Brazil.

Our consolidated net controlling interest income reached Ps. 8,292 million in the first nine months of 2013. Earnings per share (EPS) in the first nine months of 2013 were Ps. 4.04 (Ps. 40.44 per ADS) computed on the basis of 2,050.6 million shares(4) outstanding (each ADS represents 10 local shares).

(1)   Our Mexico & Central America division’s operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the months of June, 2013 through September, 2013.

(2)   Our South America division’s operating results include the non-comparable effect of Fluminense’s results for the month of September, 2013.

(3)   See page 12 for average and end of period exchange rates for the third quarter and first nine months of 2013.

(4)   According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period.

October 24, 2013	Page 6

PHILIPPINES OPERATION

Our Philippines operation recorded a revenue decrease during the quarter, as a result of lower volumes, mainly due to the typhoons that struck the country. During the quarter, we continued to register solid performance in the launch of the single-serve one way presentation for brand Coca-Cola  and continued to reinforce our 750ml returnable glass offering for brands Coca-Cola  and Royal  in the sparkling beverage category. As a consequence of these initiatives, brand Coca-Cola  grew 9% in the quarter. Our Go-To-Market approach has been implemented in six distribution centers with encouraging results in terms of both client and delivery partner acceptance. We continue to work on achieving efficiencies in our manufacturing footprint in the country.

RECENT DEVELOPMENTS

      On August 30, 2013, Coca-Cola FEMSA announced an agreement to acquire 100% of Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”), in an all-cash transaction of US$ 1,855 million. During the last twelve months ended June 30, 2013, Spaipa sold 233.3 million unit cases of beverages, generating US$905 million in net revenues and an estimated pro-forma consolidated EBITDA of US$ 134 million. The Brazilian antitrust authority (“CADE”) has already approved this transaction. As part of the acquisition financing of this transaction, Coca-Cola FEMSA has assumed US$ 2,000 million of new bank debt, of which US$500 million are included in the Company’s debt and cash position as of September 30, 2013.

      As of September, 2013 we are incorporating the operation of Companhia Fluminense de Refrigerantes (“Fluminense”) in the results of our Brazilian subsidiary, the South America division and the Consolidated results.

      As of September 23, 2013, Coca-Cola FEMSA is part of the Dow Jones Sustainability Emerging Markets Index, comprised by a group of 81 emerging markets companies, which include 30 Latin American companies.

      The Mexican government’s proposal to tax sugary beverages has been approved by the lower house of Congress and sent to the Senate where it must be voted on by October 31, 2013. If approved, our Company will work to make the necessary adjustments to our operating structure and portfolio in order to protect the profitability of our business.

      As of November, 2013 we will pay the second installment of the 2012 dividend in the amount of Ps. 1.45 per share.

CONFERENCE CALL INFORMATION

Our third-quarter 2013 Conference Call will be held on October 24, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-503-8175 or International: 719-325-2323. Participant code: 3038201. If you wish to participate in the conference call using a specific toll free number for your country, please visit the Company’s website for additional information. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 321 million consumers through 2,700,000 retailers with more than 115,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

 (5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

October 24, 2013	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 13	% Rev	3Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(8)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(8)
Volume (million unit cases) (2)	795.4		759.4		4.7%	1.3%	2,322.7		2,232.7		4.0%	1.0%
Average price per unit case (2)	45.83		46.18		-0.8%	-0.6%	45.91		46.01		-0.2%	0.4%
Net revenues	37,272		36,033		3.4%		109,123		105,621		3.3%
Other operating revenues	222		160		38.8%		614		581		5.7%
Total revenues	37,494	100%	36,193	100%	3.6%	0.4%	109,737	100%	106,202	100%	3.3%	0.9%
Cost of goods sold	19,919	53.1%	19,207	53.1%	3.7%		58,225	53.1%	57,219	53.9%	1.8%
Gross profit	17,575	46.9%	16,986	46.9%	3.5%		51,512	46.9%	48,983	46.1%	5.2%
Operating expenses	12,506	33.4%	11,583	32.0%	8.0%		36,917	33.6%	34,535	32.5%	6.9%
Other operative expenses, net	(22)	-0.1%	(29)	-0.1%	-24.1%		216	0.2%	(21)	0.0%	-1128.6%
Operative equity method (gain) loss in associates(3)(4)	28	0.1%	(55)	-0.2%	-150.9%		(121)	-0.1%	(76)	-0.1%	59.2%
Operating income (5)	5,063	13.5%	5,487	15.2%	-7.7%	-8.9%	14,500	13.2%	14,545	13.7%	-0.3%	-1.9%
Other non operative expenses, net	51	0.1%	87	0.2%	-41.7%		232	0.2%	576	0.5%	-59.7%
Non Operating equity method (gain) loss in associates(6)	(48)	-0.1%	-	0.0%			(111)	-0.1%	-	0.0%
Interest expense	623		425		46.6%		1,830		1,344		36.2%
Interest income	220		68		223.5%		441		269		63.9%
Interest expense, net	403		357		12.9%		1,389		1,075		29.2%
Foreign exchange loss (gain)	162		(355)		-145.6%		319		(430)		-174.2%
Loss (gain) on monetary position in Inflationary subsidiries	(76)		(4)		1800.0%		150		(20)		-850.0%
Market value (gain) loss on ineffective portion of
derivative instruments	(32)		22		-245.5%		(18)		10		-280.0%
Comprehensive financing result	457		20		2185.0%		1,840		635		189.8%
Income before taxes	4,603		5,380		-14.4%		12,539		13,334		-6.0%
Income taxes	1,596		1,712		-6.8%		4,077		4,036		1.0%
Consolidated net income	3,007		3,668		-18.0%		8,462		9,298		-9.0%
Net income attributable to equity holders of the Company	2,954	7.9%	3,543	9.8%	-16.6%		8,292	7.6%	8,923	8.4%	-7.1%
Non-controlling interest	53		125		-57.6%		170		375		-54.7%
Operating income (5)	5,063	13.5%	5,487	15.2%	-7.7%	-8.9%	14,500	13.2%	14,545	13.7%	-0.3%	-1.9%
Depreciation	1,562		1,353		15.4%		4,555		3,788		20.2%
Amortization and other operative non-cash charges	186		150		24.0%		521		679		-23.3%
Operative cash flow (5)(7)	6,811	18.2%	6,990	19.3%	-2.6%	-4.4%	19,576	17.8%	19,012	17.9%	3.0%	1.0%

(1) Except volume and average price per unit case figures

(2) Sales volume and average price per unit case exclude beer results

(3) Includes the equity method from our participation in companies with a similar line of business such as Jugos del Valle, Coca-Cola Bottlers Philippines, Leao Alimentos and Estrella Azul, among others.

(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. Through the equity method on an estimated basis in this line

(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader

(6) Includes equity method from our participation in companies with different lines of business such as PIASA, IEQSA and Beta San Miguel, among others.

(7) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

(8) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

As of May 2013, Grupo Fomento Queretano completed a twelve month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes for the months May, 2013 through September, 2013

As of June 2013, we integrated Grupo Yoli in our Mexican operations the months of June 2013 through September 2013 are not comparable)

As of September 2013, we integrated Fluminense in our Brazilian operations

October 24, 2013	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Sep 13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,765	Ps.	23,234
Total accounts receivable		7,419		9,329
Inventories		8,240		8,103
Other current assets		7,182		5,231
Total current assets		46,606		45,897
Property, plant and equipment
Property, plant and equipment		77,767		71,652
Accumulated depreciation		(32,205)		(29,135)
Total property, plant and equipment, net		45,562		42,517
Other non-current assets		101,911		77,689
Total Assets	Ps.	194,079	Ps.	166,103

Liabilities and Equity		Sep 13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	8,524	Ps.	5,139
Suppliers		12,766		14,221
Other current liabilities		15,122		10,190
Total Current Liabilities		36,412		29,550
Long-term bank loans		36,066		24,775
Other long-term liabilities		9,080		6,950
Total Liabilities		81,558		61,275
Equity
Non-controlling interest		3,081		3,179
Total controlling interest		109,440		101,649
Total equity (1)		112,521		104,828
Total Liabilities and Equity	Ps.	194,079	Ps.	166,103

(1) Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV).

October 24, 2013	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	3Q 13	% Rev	3Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(6)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(6)
Volume (million unit cases)	494.3		478.1		3.4%	-1.2%	1,454.0		1,395.0		4.2%	-0.4%
Average price per unit case	36.09		35.18		2.6%	1.8%	35.83		34.91		2.6%	2.7%
Net revenues	17,841		16,822		6.1%		52,092		48,695		7.0%
Other operating revenues	94		77		22.1%		256		290		-11.7%
Total revenues	17,935	100.0%	16,899	100.0%	6.1%	0.7%	52,348	100.0%	48,985	100.0%	6.9%	2.1%
Cost of goods sold	9,038	50.4%	8,841	52.3%	2.2%		26,487	50.6%	25,764	52.6%	2.8%
Gross profit	8,897	49.6%	8,058	47.7%	10.4%		25,861	49.4%	23,221	47.4%	11.4%
Operating expenses	6,048	33.7%	5,385	31.9%	12.3%		17,453	33.3%	15,963	32.6%	9.3%
Other operative expenses, net	(21)	-0.1%	(22)	-0.1%	-4.5%		66	0.1%	9	0.0%	633.3%
Operative equity method (gain) loss in associates (2)(3)	39	0.2%	1	0.0%	3800.0%		(97)	-0.2%	6	0.0%	-1716.7%
Operating income (4)	2,831	15.8%	2,694	15.9%	5.1%	2.2%	8,439	16.1%	7,243	14.8%	16.5%	13.1%
Depreciation, amortization & other operative non-cash charges	1,003	5.6%	841	5.0%	19.3%		2,646	5.1%	2,327	4.8%	13.7%
Operative cash flow (4)(5)	3,834	21.4%	3,535	20.9%	8.5%	4.7%	11,085	21.2%	9,570	19.5%	15.8%	12.0%

(1) Except volume and average price per unit case figures.

(2) Includes the equity method from our participation in companies with a similar line of business such as Jugos del Valle, Coca-Cola Bottlers Philippines and Estrella Azul, among others.

(3) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. Through the equity method on an estimated basis in this line

(4) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.

(6) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of May 2013, Grupo Fomento Queretano completed a 12 month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes from May, 2013 through September, 2013

As of June 2013, we integrated Grupo Yoli in our Mexican operations the months of June 2013 through September 2013 are not comparable)

South America Division
Expressed in millions of Mexican pesos(1)

	3Q 13	% Rev	3Q 12	% Rev	Δ%	Excluding M&A Effects Δ%(6)	YTD 13	% Rev	YTD 12	% Rev	Δ%	Excluding M&A Effects Δ%(6)
Volume (million unit cases) (2)	301.1		281.3		7.0%	5.6%	868.7		837.7		3.7%	3.2%
Average price per unit case (2)	61.81		64.87		-4.7%	-4.6%	62.79		64.49		-2.6%	-2.6%
Net revenues	19,431		19,211		1.1%		57,031		56,926		0.2%
Other operating revenues	128		83		54.2%		358		291		23.0%
Total revenues	19,559	100.0%	19,294	100.0%	1.4%	0.2%	57,389	100.0%	57,217	100.0%	0.3%	-0.1%
Cost of goods sold	10,881	55.6%	10,366	53.7%	5.0%		31,738	55.3%	31,455	55.0%	0.9%
Gross profit	8,678	44.4%	8,928	46.3%	-2.8%		25,651	44.7%	25,762	45.0%	-0.4%
Operating expenses	6,458	33.0%	6,198	32.1%	4.2%		19,464	33.9%	18,572	32.5%	4.8%
Other operative expenses, net	(1)	0.0%	(7)	0.0%	-85.7%		150	0.3%	(30)	-0.1%	-600.0%
Operative equity method (gain) loss in associates (3)	(11)	-0.1%	(56)	-0.3%	-80.4%		(24)	0.0%	(82)	-0.1%	-70.7%
Operating income (4)	2,232	11.4%	2,793	14.5%	-20.1%	-19.6%	6,061	10.6%	7,302	12.8%	-17.0%	-16.8%
Depreciation, amortization & other operative non-cash charges	745	3.8%	662	3.4%	12.5%		2,430	4.2%	2,140	3.7%	13.6%
Operative cash flow (4)(5)	2,977	15.2%	3,455	17.9%	-13.8%	-13.7%	8,491	14.8%	9,442	16.5%	-10.1%	-10.0%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) Includes the equity method from our participation in companies with a similar line of business such as Leao Alimentos, among others.

(4) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

(6) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of September 2013 we integrated Fluminense to the operation of Brazil.

October 24, 2013	Page 10

SELECTED INFORMATION

For the three months ended September 30, 2013 and 2012

Expressed in millions of Mexican pesos.

					3Q 13					3Q 12
	Capex				3,458.3	Capex				2,578.0
	Depreciation				1,562.0	Depreciation				1,353.0
	Amortization & Other non-cash charges				186.0	Amortization & Other non-cash charges				150.0
				581.9				490
								-490
VOLUME
Expressed in million unit cases

	3Q 13					3Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	331.8	23.7	77.5	24.3	457.3	318.8	20.6	79.7	22.7	441.8
Central America	30.9	1.8	0.1	4.2	37.0	30.8	1.8	0.1	3.6	36.3
Mexico & Central America	362.7	25.5	77.6	28.5	494.3	349.6	22.4	79.8	26.3	478.1
Colombia	48.9	5.6	7.7	5.8	68.0	46.8	5.4	7.5	4.2	63.9
Venezuela	52.0	3.6	0.8	4.5	60.9	45.8	2.4	0.7	3.4	52.3
Brazil	105.1	6.4	0.9	6.0	118.4	103.0	6.2	0.7	5.7	115.6
Argentina	47.8	3.5	0.1	2.4	53.8	44.7	2.5	0.2	2.1	49.5
South America	253.8	19.1	9.5	18.7	301.1	240.3	16.5	9.1	15.4	281.3
Total	616.5	44.6	87.1	47.2	795.4	589.9	38.9	88.9	41.7	759.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in presentations larger than 5.0L t; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the third quarter 2013 results includes the non-comparable results of Grupo Yoli for the months of July, 2013 through September, 2013, accounting for 22.0 million unit cases, of which 82.2% is Sparkling Beverages, 12.6% is Water, 0.5% is Bulk Water and 4.7% is Still Beverages.

Volume of Brazil, the South America division, and Consolidated for the third quarter 2013 results includes the non-comparable results of Fluminense for the month of September, 2013, accounting for 4.0 million unit cases, of which 91.8% is Sparkling Beverages, 3.1% is Water and 5.1% is Still Beverages.

SELECTED INFORMATION

For the nine months ended September 30, 2013 and 2012

Expressed in millions of Mexican pesos.

					YTD 13					YTD 12
	Capex				8,091.5	Capex				5,803.7
	Depreciation				4,555.0	Depreciation				3,788.0
	Amortization & Other non-cash charges				521.0	Amortization & Other non-cash charges				679.0
				203.6				978.5
								-978.5
VOLUME
Expressed in million unit cases

	YTD 13					YTD 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	957.5	72.4	237.1	72.8	1,339.8	918.5	65.3	233.4	66.7	1,283.9
Central America	95.9	5.8	0.3	12.2	114.2	94.5	5.7	0.3	10.6	111.1
Mexico & Central America	1,053.4	78.2	237.4	85.0	1,454.0	1,013.0	71.0	233.7	77.3	1,395.0
Colombia	144.0	16.5	22.4	15.5	198.4	136.3	15.7	20.8	12.2	185.0
Venezuela	146.2	8.9	2.1	11.7	168.9	132.8	6.4	1.6	9.5	150.3
Brazil	302.9	17.9	2.4	17.7	340.9	308.8	18.4	2.2	17.3	346.7
Argentina	142.2	11.0	0.4	6.9	160.5	139.6	9.1	0.5	6.5	155.7
South America	735.3	54.3	27.3	51.8	868.7	717.5	49.6	25.1	45.5	837.7
Total	1,788.7	132.5	264.7	136.8	2,322.7	1,730.5	120.6	258.8	122.8	2,232.7
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in presentations larger than 5.0L t; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first nine months of 2013 results includes the non-comparable results of Grupo Fomento Queretano for the months of January, 2013 through April, 2013 and Grupo Yoli for the months of June, 2013 through September, 2013, accounting for 64.7 million unit cases, of which 68.5% is Sparkling Beverages, 8.8% is Water, 18.3% is Bulk Water and 4.4% is Still Beverages.

Volume of Brazil, the South America division, and Consolidated for the first nine months of 2013 results includes the non-comparable results of Fluminense for the month of September, 2013, accounting for 4.0 million unit cases, of which 91.8% is Sparkling Beverages, 3.1% is Water and 5.1% is Still Beverages.

October 24, 2013	Page 11

September 2013
Macroeconomic Information

		Inflation (1)
		LTM	3Q 2013	YTD

	Mexico	3.39%	0.63%	1.94%
	Colombia	2.27%	0.42%	2.16%
	Venezuela	49.38%	10.96%	38.70%
	Brazil	5.86%	0.62%	3.79%
	Argentina	10.49%	2.62%	7.43%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 13	3Q 12	Δ%	YTD 13	YTD 12	Δ%

Mexico	12.9141	13.1932	-2.1%	12.6806	13.2410	-4.2%
Guatemala	7.8847	7.8913	-0.1%	7.8422	7.8190	0.3%
Nicaragua	24.8717	23.6885	5.0%	24.5709	23.4023	5.0%
Costa Rica	505.6211	504.6911	0.2%	505.3980	509.6392	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,907.6137	1,797.9857	6.1%	1,853.7552	1,795.2168	3.3%
Venezuela	6.3000	4.3000	46.5%	5.9825	4.3000	39.1%
Brazil	2.2883	2.0287	12.8%	2.1180	1.9200	10.3%
Argentina	5.5865	4.6110	21.2%	5.2809	4.4669	18.2%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Sep 13	Sep 12	Δ%	Jun 13	Jun 12	Δ%

Mexico	13.0119	12.8521	1.2%	13.0235	13.6530	-4.6%
Guatemala	7.9337	7.9572	-0.3%	7.8330	7.8461	-0.2%
Nicaragua	25.0222	23.8314	5.0%	24.7163	23.5409	5.0%
Costa Rica	505.5700	503.3100	0.4%	504.5300	503.8500	0.1%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,914.6500	1,800.5200	6.3%	1,929.0000	1,784.6000	8.1%
Venezuela	6.3000	4.3000	46.5%	6.3000	4.3000	46.5%
Brazil	2.2300	2.0306	9.8%	2.2156	2.0213	9.6%
Argentina	5.7930	4.6970	23.3%	5.3880	4.5270	19.0%

October 24, 2013	Page 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 14, 2013